UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
December 31, 2007
Commission File Number 001 — 33175

Sterlite Industries (India) Limited
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)

Vedanta, 75 Nehru Road
Ville Parle East
Mumbai, Maharashtra 400-099, India
+91-22-6646-1000
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBIT INDEX
Ex-99.1 Result of Passing of Special Resolution through Postal Ballot by Shareholders of Sterlite Industries (India) Limited, dated December 19, 2007.

Other Events
The shareholders of Sterlite Industries (India) Limited (the "Company") approved an amendment to the Memorandum of Association of the Company through a postal ballot. The notice from the Company to the New York Stock Exchange setting forth the results of the postal ballot is attached hereto as Exhibit 99.1 and incorporated herein by reference.
Exhibits
99.1	Result of Passing of Special Resolution through Postal Ballot by Shareholders of Sterlite Industries (India) Limited, dated December 19, 2007.

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: December 31, 2007

STERLITE INDUSTRIES (INDIA) LIMITED

By:	/s/ Dindayal Jalan

Name:	Dindayal Jalan
Title:	Chief Financial Officer

EXHIBIT INDEX
99.1	Result of Passing of Special Resolution through Postal Ballot by Shareholders of Sterlite Industries (India) Limited, dated December 19, 2007.